BEEHIIV I,
a series of Wefunder SPV, LLC
1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

Date: ___[EFFECTIVE DATE]_____

beehiiv Inc.
228 Park Ave S #29976
New York, New York 10003
Attn: Tyler Reid Denk

Re: Investment in beehiiv Inc., a Delaware corporation (the "*Company*")

Beehiiv I, a series of Wefunder SPV, LLC ("*WeFunder*") has been formed to purchase shares of the Company's Series B Preferred Stock (the "*Series B Preferred Stock*") pursuant to that certain Series B Preferred Stock Purchase Agreement, dated April 19, 2024, by and between the Company and the purchasers party thereto (as amended from time to time, the "*SPA*"). In light of this, WeFunder is unable to make any representation in the SPA (i) that indicates that WeFunder has not been formed for the specific purpose of investing in the Company (the "*Non-SPV Rep*") and/or (ii) that indicates that WeFunder is an accredited investor (the "*Accredited Investor Rep*" and, together with the Non-SPV Rep, the "*Reps*").

As we prepare for an investment in your Company, we are asking that you enter into this side letter to acknowledge the above disclosures, and to agree that, notwithstanding anything to the contrary stated in the SPA, you acknowledge that we are not making the Reps.

At the time of our investment in the Company, WeFunder shall use its best efforts to determine whether each underlying equity investor of WeFunder qualifies as an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended.

This side letter, and the definitive financing agreements, including the SPA, will constitute the full and entire understanding and agreement between us with respect to the subject matter hereof and WeFunder's purchase of the Series B Preferred Stock. In the event of any inconsistency or conflict between the provisions of the definitive agreements, and this side letter, the provisions of this side letter will prevail and govern.

(Signature Page Follows)

Very truly yours,

BEEHIIV I,
a series of Wefunder SPV, LLC

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Acknowledged and agreed:

BEEHIIV INC.

By: *Founder Signature*

Name: Tyler Reid Denk

Title: Chief Executive Officer